UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of MDJM LTD’s 2022 Annual General Meeting

At the 2022 annual general meeting of shareholders of MDJM LTD (the “Company”) held on October 13, 2022, at 9:00 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	The re-election of Mr. Siping Xu as a director of the Company to hold office until the next annual general meeting;
2.	The re-election of Mr. Yang Li as a director of the Company to hold office until the next annual general meeting;
3.	The re-election of Mr. Zhenlei Hu as a director of the Company to hold office until the next annual general meeting;
4.	The re-election of Mr. Liding Sun as a director of the Company to hold office until the next annual general meeting;
5.	The re-election of Mr. Wei Guan as a director of the Company to hold office until the next annual general meeting;
6.	The ratification of the re-appointment of RBSM LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022.

A total of 10,394,792 votes, representing 89.03% of the votes exercisable as of September 2, 2022, the record date, were present in person or by proxy at the 2022 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Siping Xu	10,394,415	150	227
Re-election of Yang Li	10,394,415	150	227
Re-election of Zhenlei Hu	10,394,415	150	227
Re-election of Liding Sun	10,394,415	150	227
Re-election of Wei Guan	10,394,415	150	227
Re-appointment of RBSM LLP	10,394,583	2	207

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: October 13, 2022	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer